September 20, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Scott M. Anderegg, Staff Attorney

RE:  BIG CLIX CORP.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403

Mr. Anderegg:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Big Clix Corp. (the "Company") dated September 13, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to comment one in our letter dated August 27, 2010. In that response, you state that, although you are a develo9pment stage company, you are not a blank check company because you have a specific business under development and you have no plan or intention to be acquired or to merge with an operating company nor do you or any of your shareholders have plans to enter into a change of control or similar transaction or to change your management. Please include in the forepart of your prospectus an affirmative statement disclosing that you are not a blank check company, that you have no plans or intentions to be acquired by or to merge with an operating company, that you have no plans or intentions to be acquired by or to merge with an operating company nor do you, nor do any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Also, please disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

RESPONSE:

We concur with the Staff and have added the affirmative statement in the forepart of our prospectus. In addition, our management (we have no affiliates) has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

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STAFF COMMENT 2:

Please revise your registration statement to disclose the effect of existing or probable governmental regulations on your proposed business. Refer to Item 101(h)(4)(ix) of Regulation S-K. In this regard, we note that you plan to develop software and services to facilitate the delivery of advertising to mobile devices users. By way of example only and to the extent applicable, please disclose how you will comply with the Controlling the Assault of Non-Solicited Pornography and Marketing Act (CAN-SPAM) and the related Federal Communications Commission rules that prohibit sending unwanted commercial e-mail messages to wireless devices with prior permission. Please also consider whether you need additional risk factors related to the impact of governmental regulations, including CAN-SPAM, on your proposed operations.

RESPONSE:

We concur with the Staff and have added the potential impact of government regulations on our business (ex. CAN-SPAM). If we run a campaign, we require users to opt-in which grants the Company permission to send them message. We do not send any unsolicited messages, therefore we will be compliant with CAN-SPAM. In addition, we added a government regulation risk factor.

STAFF COMMENT 3:

We note your response to comment 16 in our letter dated August 27, 2010 and reissue that comment in part, as follows:

   o Please revise your disclosure under this heading, in your Summary and elsewhere, as appropriate, to separately describe in more detail (1) the software you plan to develop and license, (2) the mobile adverting campaign development services you plan to offer.

   o You disclose three primary phases over the next twelve months. The first of these phases is your business and marketing plan. When you describe this plan you indicate that you will hire two resources to "complete the plan" over a period of two to three months; however, we were unable to locate any disclosure describing the element of this plan and the costs associated with each element. With respect to your development and deployment phases, you should provide similar disclosure. As you disclosure currently exists, it does not provide investors with sufficient insight into your intended business operations or the particular means by which you will generate revenues and incur expenses.

   o In this regard, we reviewed your new disclosure at the bottom of page 19 indicated that you have not determined the pricing for your products and services or the related costs. To enable investors to assess your revenue and growth potential, your business prospects and your liquidity and capital needs, please discuss in greater detail each step you intend to take to conduct your operations and the costs for each step. Also, please disclose the basis for the amount of time you believe you will need for each step in that timeline and disclose the costs necessary to complete each step. Please also disclose how much you expect to charge for products and services and how much it will cost you to provide those products and services.

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   o  According to your revised disclosure, in the case that you sell all of the shares offered you will still need an additional $100,000 to complete your development of your software platform. Please expand your discussion to provide greater detail on how you plan to raise the additional $100,000.
      In this regard, if you are considering the sale of additional securities, to provide context for the risk please revise your risk factor on page 7 concerning dilution to discuss the issuance of additional securities in connection with your capital needs.

   o You also should disclose under this heading and in your "use of Proceeds" section of the business activities you will undertake base upon raising funds at the various levels outlined in the use of proceeds. In his regard, you should disclose those costs that would receive priority over others in the event you only sell 25%, 50% or 75% of the shares in your offering. For example, please indicate the costs associated with undertaking various business activities in the future, noting the one that will receive priority over others in the event funding is less than you expect. Refer to Instruction 1 to Item 504 of Regulation S-K.

   o Please clarify that the four individuals that you plan to hire to work on the software will be part time independent contracts, as you disclose in your Plan of Operations and Liquidity and Capital Resources disclosures. If these contractors work for a specific company that you plan to engage, please name that company. If not, explain how you plan to find qualified contractors that can develop such a system. Please also consider adding a risk factor concerning your reliance on part-time independent contractors to perform your software development.

RESPONSE:

We concur with the Staff and have added (i) the software we plan to develop and the mobile advertising services we intend to provide, (ii) the specific disclosures for phase I Planning, II Development, and III Deployment of our business, (iii)steps, costs and timeframe for each phase as well as how we plan to price our product and services and associated costs, (iv) a disclosure indicated the need for additional capital, how we plan to raise it, and an additional risk factor for this topic, (v) business activities we plan to take and associated costs if less than all shares are sold, and (vi) additional disclosures on the part time contractors, how the Company plans to find them and an associated risk factor.

STAFF COMMENT 4:

We reviewed your response to comment 17 in our letter dated August 27, 2010 and reissue that comment in part. Please revise to explain and place in context the term "APL."

RESPONSE:

We concur with the Staff and have added the context for APL.

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STAFF COMMENT 5:

We note your response to comment 23 in our letter dated August 27, 2010; however, we were unable to locate your revised disclosure. Please revise or advise.

RESPONSE:

The disclosure is noted on page 27 in the Background of the Officer and Directors section.

STAFF COMMENT 6:

We note that your revised biography states that Mr. Yore's other business, BrainBlaze, develops and provides technology-driven advertising for e-commerce companies. We further note your disclosure that at the present time you do not see any conflicts between BrainBlaze and Big Clix. Please expand your disclosure to explain how you plan to handle such conflicts should they arise in the future.

RESPONSE:

We concur with the Staff and have added the disclosure addressing the process of handling a conflict should it arise.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer

Enclosure

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